Contact

www.linkedin.com/in/brooks-bash-071b2660 (LinkedIn)

Top Skills

Microsoft Office
Customer Service
Microsoft Word

Brooks Bash

Founder @ earthy
Santa Monica, California, United States

Summary

Having been a core member of a startup leadership team, I have acquired an assortment of skills through my experience that I am ready to adapt to any new opportunity. I have developed strategic plans across marketing, accounting, finance, budgeting, organizational structure, business planning and more. Being in the startup space, change is my constant, and I eagerly welcome any problem that comes my way. My strength in discipline has helped me compete in several triathlons, Ironman and now Ultra runs. I firmly believe that you can accomplish anything if you have enough grit and determination.

Experience

Earthy
Founder + CEO
February 2023 - Present (9 months)

Empowering people to take ownership of their health by providing transparent, nature-backed nutrition. Made with powerful adaptogen mushrooms, Earthy products fuel both the mind and body. Earthy's goal is to set the standard for ingredient transparency and redefine the supplement industry.

Areté Adaptogens
Consultant
April 2021 - March 2023 (2 years)

Addictive Health
Investment Partner
July 2020 - February 2022 (1 year 8 months)

SilverLakes Park
5 years 5 months

Business Development Manager
December 2018 - January 2021 (2 years 2 months)

Responsible to create & present marketing and investment pitches to attract investors…raised $12.6M

Devised innovative technology and developed strategic initiatives to increase revenue with a CAGR of 27.46%

Key accounting team contributor for internal controls, financial reporting and compliance. Creator of relevant financial models, acquisition pro-formas, budgets/forecasts, and actual-to-budget analyses. Seamlessly and fully assumed financial modeling & accounting responsibilities after reorganization created the open role

Developed and implemented innovative business solutions to include identifying resources and implementation;

Responsible for sourcing, implementing and maximizing software solutions to increase efficiencies such as SAP Concur, Triple Seat, Quickbooks, and more

Responsible to develop and implement the complimentary “Backyard” entertainment business venue which is responsible for 14% of the total SilverLakes revenue growth

Strategic Planner & Analyst

January 2017 - December 2018 (2 years)

Trusted by CEO to have full access to company financials in order to develop financial modeling, statement analysis, investment cash flows and structure scenario-based models. Forecasts were sufficiently accurate to support planned cashflow and capital investment

Ensured SEC compliance through preparation of required Electronic Municipal Market Access reports

Supported the underwriting of new or expansion investments, market research, investment feasibility analysis and delivery of technical investment summaries

Marketing And Business Development Coordinator

September 2015 - January 2017 (1 year 5 months)

Norco, California

Prepared statistics and reporting materials for management, investors and lenders

Organizing and created event inaugural operation plans---attendance swelled to 1.4M visitors annually

Developed start-up marketing efforts…venue attendance grew to 850,000 visitors in the first year alone
o Developed company websites…generated over 100K unique visitors in 2019
o Created and managed SilverLakes social media accounts…directly leading to new customer accounts
o Created and managed a production team which included videographers, editors, and photographers. Produced over 30 event/recap videos to facilitate return business

Created customized sponsor presentations…successfully attracted and generated over $2M revenue/product from brands such as Mercedes Benz, Gatorade, Body Armor, Nike, Adidas, Heineken, AstroTurf, Necker Juice Bar, Sysco and more

X Global LLC

Financial Analyst and Business Development

December 2018 - January 2021 (2 years 2 months)

Responsible to create and manage user/revenue growth and user acquisitions projections… 2018-2019 revenue increased by 34%

Developed marketing materials used to establish new revenue partners… resulted in 5 new partners

Instrumental in reorganization and establishing new accounting team and protocol which has streamlined information for management

Worked with software development team to maximize current platform and explore new development opportunities

The Ritz-Carlton Hotel Company, L.L.C.

Guest Services

September 2014 - July 2015 (11 months)

Dana Point

Responsible for the genuine care and comfort of every guest at our hotel. Daily interactions with guests where I am empowered to satisfy their every wish and resolve any problems they may have.

Education

Chapman University, The George L. Argyros School of Business and Economics

Bachelor of Arts (B.A.), Business Administration and Management, General · (2010 - 2014)